Reliant Holdings, Inc.

12343 Hymeadow Drive, Suite 3-A

Austin, Texas 78750

February 14, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Craig Slivka

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-214274) of Reliant Holdings, Inc. (the “Registrant”)

Dear Mr. Slivka:

Reference is made to our letter, filed as correspondence via EDGAR on February 13, 2017, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, February 14, 2017, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any comments or questions to our counsel, John S. Gillies, of The Loev Law Firm, PC, at (713) 524-4110, Extension 2.

Sincerely,

/s/ Michael Chavez
Michael Chavez
Chief Executive Officer